UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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EXPLANATORY NOTE

On October 13, 2020, Itamar Medical Ltd. issued a press release entitled "Itamar Medical Announces Third Quarter Preliminary Revenue Results and Reinstates Revenue Guidance for Full Year 2020", which is attached to this Form 6-K as Exhibit 99.1.

Exhibits

Exhibit Number	Description
99.1	Press Release, October 13, 2020: Itamar Medical Announces Third Quarter Preliminary Revenue Results and Reinstates Revenue Guidance for Full Year 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: October 13, 2020